STERLING GROUP VENTURES, INC.

March 9, 2011

Via Edgar & Fax (202) 772-9244

Attn:	Mr. Mark C. Shannon / Mr. John Coleman
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re:	Sterling Group Ventures Inc. (the "Company")
Form 10-K for Fiscal Year Ended May 31, 2010 Filed August 27, 2010
Form 8-K Filed October 21, 2010
Form 8-K Filed November 16, 2010
File No. 0-51775

Dear Mr. Shannon / Mr. Coleman:

Thank you for your letter of March 2, 2011. We have made the suggested amendments to our 8-K filings and filed herewith via EDGAR.

On behalf of the Company we hereby acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call us at (604) 689 4407.

Yours truly,
Sterling Group Ventures, Inc.

/s/ Richard (Xuxin) Shao

Richard Shao, President and CFO

308-1228 Marinaside Cr., Vancouver, B.C., Canada V6Z 2W4
Tel: (604) 689.4407; Fax: (604) 408.8515